Enviri II Corporation
Two Logan Square 100-120 North 18th Street, 17th Floor
Philadelphia, Pennsylvania 19103
May 7, 2026
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Anuja Majmudar
Laura Nicholson

Re: Acceleration Request for Enviri II Corporation
Registration Statement on Form 10-12B
File No. 001-43207
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form 10 (File No. 001-43207) (as amended, the “Registration Statement”) filed by Enviri II Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).
The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated by the Commission to 4:30 p.m., Eastern time, on May 8, 2026, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.
If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please contact Joshua T. Coleman of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8633 or Joshua.Coleman@friedfrank.com. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Coleman and that such effectiveness also be confirmed in writing.
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Very truly yours,

Enviri II Corporation

/s/ Russell C. Hochman
Russell C. Hochman
President and Chief Executive Officer

cc:     Joshua T. Coleman (Fried, Frank, Harris, Shriver & Jacobson LLP)
    Samuel Fenice (Enviri II Corporation)